EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)

	Three Months	Nine Months
	Ended	Ended
	June 30,	June 30,
	2007	2007
Income available to common stockholders	$1,210	$2,581

Weighted average shares outstanding	13,057,122	13,017,562

Basic earnings per share	$0.09	$0.20

Income for diluted earnings per share	$1,210	$2,581
Total weighted average common shares and equivalents outstanding for diluted computation	13,187,326	13,147,766

Diluted earnings per share	$0.09	$0.20